FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 31, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On January 26, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it would release its audited fiscal year and 4th quarter financial results for the period ending December 31, 2004 on Monday, February 7th, 2005 before opening of US financial markets. It also announced that on the same day, its management would host a conference call with the investment community.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated January 26, 2005, titled "Syneron Medical to Announce Fiscal Year and Fourth Quarter Financial Results on February 7, 2005"

On January 31, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that in a recent meeting between senior Company officials and representatives of the FDA, the FDA representatives stated that it would appear reasonable for Syneron to submit a 510 (K) pre-market notification to the FDA for marketing clearance of its VelaSmooth system (for treatment of cellulite) in the US.

Exhibit 2	Press release, dated January 31, 2005, titled "Syneron to File 510 (K) Application for Marketing Clearance of the VelaSmooth Device in the US"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: January 31, 2005